

February 14, 2014

Mr. Yazhong Liao
President
Comjoyful International Company
J4-2-12, Diplomatic Residence Compound,
No.1 Xiushui Street, JianguomenWai,
Chaoyang District, Beijing 100600, China

> **Re: Comjoyful International Company**
> **Form 8-K**
> **Filed January 21, 2014**
> **File No. 000-08299**

Dear Mr. Liao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your acknowledgement on page 3 that you are required to file the information that would be required on a Form 10 upon your exit from shell company status. In reviewing your filing we note the omission of several Form 10 Item requirements, including Properties, Executive Compensation, Certain Relationships and Related Transactions, and Legal Proceedings. Please amend your filing to include all information that would be required on a Form 10 filing. Please note we may have additional comments after reviewing your additional disclosures.

2.   We note that you have filed various contracts related to your onshore PRC entities. Please advise whether these agreements have been registered with the appropriate government authorities and if not whether you plan to do so. If the agreements have

not been registered please provide risk factor disclosure to discuss how this could affect the enforceability of these agreements.

3.   Please revise your disclosure to identify your PRC operating companies as entities rather than subsidiaries.

Item 2.01 Completion of Acquistion or Disposition of Assets
Closing of the Exchange Agreement, Page 3

4.   We note that you have included a chart laying out your current corporate structure. If any related party or affiliate owns shares in a variable interest entity, please include that person in the chart and identify the relationship with the Company. Also, please revise to include Comjoyful International Ltd., indicating the percentage of Comjoyful International Company shares it controls.

Risk Factors, page 9

5.   We note your disclosures beginning on page 17 regarding the potential risks associated with conducting your business through VIE contractual arrangements. Please tell us which entity or individual(s) has possession and control over your corporate chops, seal or other controlling intangible assets. Describe the internal controls over safeguarding these assets against unauthorized access including those individuals that have custody and authorized access to them. In the absence of related safeguards, tell us what consideration you gave to any impact on your internal controls. Tell us what consideration you gave to including a separate risk factor discussion to describe the purpose of these assets and what it would mean for your corporate structure and operations should you lose control over these assets.

6.   Please revise to include risk factor disclosure addressing that the Chinese government has not explicitly approved or disapproved the use of VIE structures, and that were it to act in in some way to render these structures illegal under Chinese law, the company may be required to de-consolidate these structures, and/or pay significant fines or penalties.

We have incurred net losses since our inception and may continue to incur losses in the future., page 10

7.   Please revise to indicate your net losses as of the most recent practicable date.

The loss of key executives…could jeopardize our ability to meet financial targets, page 12

8.   Please revise to identify the key executives upon whom you rely.

You may have difficulty enforcing judgments against us, page 19

9.   In this risk factor you identify that your holding company is organized under the laws of the Cayman Islands; however, we note on your corporate structure chart on page 3 your holding company is identified as a Hong Kong company. Please revise to consistently and accurately describe your corporate structure.

Management's Discussion and Analysis of Financial Condition, Results of Operations and Prospects, page 23

10.   Please revise to provide a clear understanding of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements. Your discussion and analysis of liquidity should focus on material changes in operating, investing and financing cash flows and the reasons underlying those changes to provide your investor with a clear, cohesive view of your liquidity and capital resource needs as seen through the eyes of management. Please address outstanding payments due for current liabilities including salaries and rent. For further guidance, please refer to Section IV of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Cost, page 25

11.   Revise to disclose your basis for allocating fixed costs between cost of sales and cost of access capacity.

Security Ownership of Certain Beneficial Owners and Management, page 32

12.   Please revise to include disclosures for your officers and directors, individually, and as a group. Please refer to Item 403(b) of Regulation S-K.

Item 9.01 Financial Statement and Exhibits.

(b) Pro Forma Financial Information, page 33

13.   We note that the consolidated financial statements include the accounts of Wuxi Club and Nanjing Club. Please tell us in detail how you concluded that consolidation of Wuxi and Nanjing Clubs was appropriate after the VIE agreements were executed. Tell us how you considered the rights of both limited and general partners and specifically the provisions of ASC 810 upon which you based your accounting conclusion.

Exhibit 99.1

Wuxi Kangjiafu Royal Traditional Investment Management Co., Ltd.

Consolidated Statements of Cash Flows, page F-8

14. Please explain to us the cash flows as presented as "Amounts due from an owner" and how it relates to the column "Due from owner" in your Statement of Stockholders' Equity.

Note 2. Going Concern, page F-10

15. We refer to your statement, "the management plans to raise necessary working capital by obtaining new loans from investors." Please tell us if these loans are the "advances from investors" disclosed elsewhere.

Note 3. Summary of Significant Accounting Policies, page F-10

16. We note that the consolidated financial statements include the accounts of Wuxi Club and Nanjing Club. Please tell us in detail how you concluded that consolidation of Wuxi and Nanjing Clubs was appropriate as of December 31, 2012. Tell us how you considered the rights of both limited and general partners and specifically the provisions of ASC 810 upon which you based your accounting conclusion.

Property and Equipment, page F-12

17. Revise to describe the nature of leasehold improvements and tell us in detail what costs you have capitalized. Please tell us which provisions of the accounting literature you rely upon for your accounting basis.

Cost of Revenue, page F-13

18. Revise to describe the "cost of excess capacity," and disclose your basis for allocating fixed costs between cost of sales and cost of access capacity.

Note 11. Advances from Investors of New Clubs, page F-16

19. Tell us in detail about the collection of advances from investors of new clubs. In your response, please tell us why your investors are willing to invest a significant amount of money interest free upfront for potential future clubs. Describe any contractual or other arrangements between you and the investors, refund policies and restrictions on the cash received. Please explain how these investors benefit from the investment and how they are ultimately repaid.

Note 12. Unearned Income, page F-17

20.   We refer to the amounts presented as of December 31, 2012 and September 30, 2013 and note that this unearned income represents customer prepayments for massages services. Considering that the amounts presented are significantly higher than revenue reported in any prior period, please provide us with a detailed description of membership and prepayment options offered to your customers, related refund policies, how many individual customers these deposits represent, the period of time over which you expect to realize this revenue and if there are any restrictions on your use of the cash received.

Note 15. Related Party Transactions, page F-18

21.   We refer to your relationship with KJF Biotech. Please refer to ASC 850-10-50 and revise to provide, at a minimum, the following disclosures:

- The nature of your relationship with KJF Biotech, including individual related parties;
- A description of the loan with KJF Biotech including the business purpose;
- All other related party transactions for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial;
- The dollar amounts of transactions for each of the periods for which income statements are presented; and
- In addition to the amounts due from or to related parties as of the date of each balance sheet presented the terms and manner of settlement.

Exhibit 99.2

Wuxi Kangjiafu Royal Traditional Investment Management Co., Ltd.

Unaudited Financial Statements as of September 30, 2013

Note 15. Related Party Transactions, page F-18

22.   We refer to your disclosure that "the loan made to an owner is in violation to the Sarbanes-Oxley Act of 2002, including Section 402's prohibition against personal loans to directors and executive officers, either directly or indirectly." Please describe in more detail how the loan violates the Act, and the actions management intends to take to remediate the violation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Senior Staff Accountant at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Paul Fischer, Staff Attorney at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director